Exhibit 99.1

Azure Power Announces Results of the Special Meeting held on March 20, 2024

Gurugram, March 21, 2024 -- Azure Power Global Limited (the “Company” or “Azure”), an independent sustainable energy solutions provider and renewable power producer in India, today announced that it held its Special Meeting of Shareholders on March 20, 2024 at its Gurugram, India office. The proposal submitted for shareholder approval was approved.

Specifically, the shareholders adopted the Annual Report of the Company for the year ended March 31, 2022, along with the Report of the Board of Directors and the Report of the Auditors, and the corresponding annual report on Form 20-F for the year ended March 31, 2022 filed with US Securities and Exchange Commission (“SEC”).

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then it has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

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Contact

ir@azurepower.com